NEWS RELEASE
OTCQB:CPPXF

Continental Announces Visionaire Energy Management Team

Jakarta, Indonesia: June 19, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy company, today announced that its CEO, Richard L. McAdoo and its CFO, Robert V. Rudman both joined the Board of Directors of Visionaire Energy AS. Current directors include Johnny Christiansen, Per Arne Lislien and Morgan Lunde. The Company acquired a 51% stake in Norway based Visionaire Energy AS pursuant to a share swap deal earlier this month.

In addition to being a director of Visionaire Energy AS, Mr. Lislien has been appointed the CEO. He also serves as the CEO of Norway based RADA Engineering and Consulting AS, a provider of geoscience, engineering, and other professional consultants and related services to the oil and gas industry. Visionaire Energy owns a 41% stake in RADA. In addition to his other duties, Per Arne serves as the COO of VTT Maritime AS, a Bergen, Norway, based offshore oil and gas services provider in which Visionaire Energy owns a 49% stake. He has been a senior partner in the Visionaire Invest AS group for many years and was involved in building Gera Technology AS, a start-up that was later sold to Swedish Blowtech AB. The company manufactures components for the automotive industry. He has also served as CEO of the Norwegian based company, Capto AS, a technology company owned by Memscap SA in France. Per Arne gained his education in the Norwegian Air Force specializing in logistics.

Mr. Lunde has been appointed as the CFO of Visionaire Energy AS in addition to his director position. He also holds the post of CFO of VTT Maritime AS. Morgan earned a MBA in Norway and has served in the private banking division of the Nordea Bank and in a Scandinavian based financial services company specializing in equipment leasing.

According to the Company’s CFO, Robert V. Rudman, “Continental’s core competence has historically involved the professional qualifications of its senior management team and their depth of international experience gained throughout their long careers. Our recent association with Visionaire Energy reinforces this approach to core competence as we add the impressive qualifications of Johnny Christiansen, Per Arne Lislien and Morgan Lunde to our management team.”

On behalf of the Company,

Robert V. Rudman, C.A.

Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements -Any statements in this news release that are not historicalor factual at the date of this release are forward looking statements.There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.